

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

March 9, 2009

Mr. Eric Gatoff
Chief Executive Officer
Nathan's Famous, Inc.
1400 Old Country Road
Westbury, New York 11590

**Re: Nathan's Famous, Inc.
Form 10-K for fiscal year ended March 30, 2008
Filed June 12, 2008
File No. 000-03189**

Dear Mr. Gatoff:

We have completed our review of your Form 10-K for fiscal year ended March 30, 2008 and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director